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Exhibit 99.1

Dear Shareholder:

        On behalf of the Executive Board of ARCADIS N.V., I cordially invite you to attend the Annual General Meeting of Shareholders, which will be held on Wednesday, May 7, 2008 at 2:00 p.m. local time, at the office of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands.

        We look forward to your attendance at the annual meeting so that you can learn more about ARCADIS and become better acquainted with the members of our Supervisory Board and Executive Board. Accompanying this letter are the following documents: (1) our annual report for the year ended December 31, 2007, (2) an agenda for the annual meeting which describes the business to be transacted at the meeting, (3) the notice of the annual meeting, and (4) our proxy statement and a proxy card, which, together, provide information on the proposals to be voted upon by our shareholders at the annual meeting.

        The Supervisory Board and Executive Board of ARCADIS unanimously recommend that shareholders vote "FOR" each of the proposals described in the proxy statement.

        Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope at your earliest convenience so that your shares will be represented at the meeting. You may still attend the meeting if you return the proxy card. If you choose to attend the meeting, you may revoke your proxy and cast your votes in person. Please note that should you transfer ownership of the shares you voted by proxy prior to the meeting, your votes may be invalid under Netherlands law and may not be counted.

        If you have any questions about the proxy statement, the annual report, or any other aspect of the annual meeting, please contact either Joost Slooten in the United States at (631) 391-5262, or Anja van Bergen-van Kruijsbergen in the Netherlands at +31-26-377-8245.

Sincerely yours,

Harrie L.J. Noy Chairman of the Executive Board

Arnhem, The Netherlands
April 9, 2008

ARCADIS N.V.
AGENDA OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 7, 2008

        The Annual General Meeting of Shareholders of ARCADIS N.V. will be held at the office of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands, on Wednesday, May 7, 2008, at 2:00 p.m. local time. Set forth below is an agenda for the business to be transacted at the annual meeting and the order in which these agenda items will be presented to our shareholders.

1.     Opening and Announcements

2.     Statement of the Supervisory Board for the year ended December 31, 2007

3.     Report of the Executive Board for the year ended December 31, 2007

4.     Annual Financial Statements for the year ended December 31, 2007

  a.
  Adoption of the 2007 Financial Statements of ARCADIS N.V.
  b.
  Adoption of a € 1.23 cash dividend payment per issued and outstanding common share

5.     Approval of the Annual Discharge of the Executive Board and the Supervisory Board

  a.
  Discharge of Executive Board members' liability for management duties and responsibilities
  b.
  Discharge of Supervisory Board members' liability for supervisory duties and responsibilities

6.     Assignment of Independent Auditor for the year ending December 31, 2008

7.     Approval of Amendments to our Articles of Association

  a.
  Amendment I—Split of our capital stock (phase 1 and phase 2)
  b.
  Amendment II—Amendments due to future legislation
  c.
  Amendment III—Other Amendments

8.     Composition of the Supervisory Board

  a.
  Re-appointment of Jan Peelen to the Supervisory Board
  b.
  Appointment of Maarten Schönfeld to the Supervisory Board
  c.
  Announcement of vacancies arising at the next Annual General Meeting of Shareholders

9.     Setting of the remuneration of the members of the Supervisory Board

10.   Adoption of the adjusted remuneration policy of members of the Executive Board

  a.
  Adoption of adjusted remuneration policy
  b.
  Adoption of the remuneration scheme in the form of shares or rights to shares

11.   Authorization to Issue Shares and Rights to Shares of ARCADIS' Capital Stock

  a.
  Authorize the Executive Board to issue shares and rights to shares of ARCADIS' common stock and cumulative financing preferred stock, if the amendments to our Articles of Association (agenda item 7) are approved and executed, and to authorize the Supervisory Board until such approval and execution are completed
  b.
  Authorize the Executive Board to issue shares and rights to shares of ARCADIS' cumulative preferred stock, if the amendments to our Articles of Association (agenda item 7) are approved and executed, and to authorize the Supervisory Board until such approval and execution are completed
  c.
  Approval of limitations and exclusions applicable to pre-emptive rights

12.   Authorization of the Executive Board to Repurchase Shares of ARCADIS' Capital Stock

13.   Questions and Answers

14.   Adjournment

Arnhem, April 9, 2008
ARCADIS N.V.
P.O. Box 33
6800 LE Arnhem
The Netherlands

ARCADIS N.V.
NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

        The Annual General Meeting of Shareholders of ARCADIS N.V. will be held on Wednesday, May 7, 2008, at 2:00 p.m. local time, at the office of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands. At the annual meeting, shareholders will be asked to consider and vote upon the following proposals:

  1.
  to adopt our financial statements for the year ended December 31, 2007 (Agenda Item 4a);

  2.
  to adopt a € 1.23 cash dividend payment per common share (Agenda Item 4b);

  3.
  to approve the annual discharge of our Executive Board (Agenda Item 5a);

  4.
  to approve the annual discharge of our Supervisory Board (Agenda Item 5b);

  5.
  to assign KPMG Accountants N.V. in Amstelveen to serve as our independent auditor for the year ending December 31, 2008 (Agenda Item 6);

  6.
  to approve Amendment I to our Articles of Association (Agenda Item 7a);

  7.
  to approve Amendment II to our Articles of Association (Agenda Item 7b);

  8.
  to approve Amendment III to our Articles of Association (Agenda Item 7c);

  9.
  to re-appoint Jan Peelen to the Supervisory Board (Agenda Item 8a);

  10.
  to appoint Maarten Schönfeld to the Supervisory Board (Agenda Item 8b);

  11.
  to approve the remuneration of the members of the Supervisory Board (Agenda Item 9);

  12.
  to approve the adjusted remuneration policy for members of the Executive Board (Agenda Item 10a);

  13.
  to approve the remuneration scheme for members of the Executive Board in the form of shares or rights to shares (Agenda Item 10b);

  14.
  to approve the authorization of our Executive Board to issue shares and rights to shares of ARCADIS' common stock and cumulative financing preferred stock, if the amendments to our Articles of Association (agenda item 7) are approved and executed, and to authorize the Supervisory Board until such approval and execution are completed (Agenda Item 11a);

  15.
  to approve the authorization of our Executive Board to issue shares and rights to shares of ARCADIS' cumulative preferred stock, if the amendments to our Articles of Association (agenda item 7) are approved and executed, and to authorize the Supervisory Board until such approval and execution are completed (Agenda Item 11b);

  16.
  to approve limitations and exclusions applicable to certain pre-emptive rights (Agenda Item 11c); and

  17.
  to approve the authorization of the Executive Board to repurchase shares of ARCADIS' capital stock (Agenda Item 12).

        Each of these proposals is more fully discussed in the proxy statement immediately following this notice.

        Only shareholders of record of ARCADIS at the close of business on April 2, 2008 will be entitled to notice of the annual meeting and any adjournments thereof. Pursuant to our Articles of Association and Netherlands law, any person who is a shareholder on the date of our annual meeting is entitled to attend and vote at the meeting. Accordingly, the record date above serves only as a reference date in order to determine which shareholders are entitled to receive notice of the annual meeting. We will make available at the annual meeting a complete list of shareholders of record at the close of business on April 2, 2008, and on May 6, 2008, the day immediately preceding the annual meeting. If you wish to attend the annual meeting in person, you will be required to present proper identification, proof that you are a shareholder of ARCADIS N.V., and proof of the number of shares you own on the day of the annual meeting.

        WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE MARK YOUR VOTE FOR EACH PROPOSAL AND COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE AT YOUR EARLIEST CONVENIENCE SO THAT YOUR SHARES WILL BE REPRESENTED AT THE MEETING. YOU MAY STILL ATTEND THE MEETING IF YOU RETURN THE PROXY CARD. IF YOU CHOOSE TO ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND CAST YOUR VOTES IN PERSON. PLEASE NOTE THAT SHOULD YOU TRANSFER OWNERSHIP OF THE SHARES YOU VOTED BY PROXY PRIOR TO THE ANNUAL MEETING, YOUR VOTES MAY BE INVALID UNDER NETHERLANDS LAW AND MAY NOT BE COUNTED.

By Order of the Executive Board,

Harrie L.J. Noy Chairman of the Executive Board

Arnhem, The Netherlands
April 9, 2008

ARCADIS N.V.
Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands

PROXY STATEMENT
For the Annual General Meeting of Shareholders to be held on May 7, 2008

INTRODUCTION

        This proxy statement is furnished to the shareholders of ARCADIS N.V., a company organized and existing under the laws of the Kingdom of the Netherlands, in connection with the solicitation of proxies by our Executive Board for use at the 2008 Annual General Meeting of Shareholders. The annual meeting will be held on Wednesday, May 7, 2008, at 2:00 p.m. local time, at the offices of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands. This proxy statement and the accompanying proxy card are first being mailed or given on or about April 9, 2008 to shareholders of record at the close of business on April 2, 2008.

        Our principal executive offices are located at Nieuwe Stationsstraat 10, 6811 KS Arnhem, the Netherlands, and our telephone number at that address is 31-26-3778911. For further information about ARCADIS, you may wish to visit our website at www.arcadis-global.com (the contents of the website are not part of this proxy statement).

Information About this Proxy Statement

        Some of the business items included on the agenda for the annual meeting includes proposals to be voted upon by the holders of our common stock. We have sent you these proxy materials because our Executive Board is soliciting your proxy to vote your shares on the following proposals to be presented at the annual meeting:

  Proposal 1: to adopt our financial statements for the year ended December 31, 2007 (Agenda Item 4a);

  Proposal 2: to adopt a € 1.23 cash dividend payment per common share (Agenda Item 4b);

  Proposal 3: to approve the annual discharge of our Executive Board (Agenda Item 5a);

  Proposal 4: to approve the annual discharge of our Supervisory Board (Agenda Item 5b);

  Proposal 5: to assign KPMG Accountants N.V. in Amstelveen to serve as our independent auditor for the year ending December 31, 2008 (Agenda Item 6);

  Proposal 6: to approve amendment I to our Articles of Association (Agenda Item 7a);

  Proposal 7: to approve amendment II to our Articles of Association (agenda Item 7b)

  Proposal 8: to approve amendment III to our Articles of Association (agenda Item 7c)

  Proposal 9: to re-appoint Jan Peelen to serve as a member of our Supervisory Board (Agenda Item 8a);

  Proposal 10: to appoint Maarten Schönfeld to serve as a member of our Supervisory Board (Agenda Item 8b);

  Proposal 11: to approve the remuneration of the members of the Supervisory Board (Agenda Item 9);

  Proposal 12: to approve the adjusted remuneration policy for members of the Executive Board (Agenda Item 10a);

  Proposal 13: to approve the remuneration scheme for members of the Executive Board in the form of shares or rights to shares (Agenda Item 10b);

  Proposal 14: to approve the authorization of our Executive Board to issue shares and rights to shares of ARCADIS' common stock and cumulative financing preferred stock, if the amendments to our Articles of Association (agenda item 7) are approved and executed, and to authorize the Supervisory Board until such approval and execution are completed (Agenda Item 11a);

  Proposal 15: to approve the authorization of our Executive Board to issue shares and rights to shares of ARCADIS' cumulative preferred stock, if the amendments to our Articles of Association (agenda item 7) are approved and executed, and to authorize the Supervisory Board until such approval and execution are completed (Agenda Item 11b);

  Proposal 16: to approve limitations and exclusions applicable to certain pre-emptive rights (Agenda Item 11c); and

  Proposal 17: to approve the authorization of the Executive Board to Repurchase Shares of our Capital Stock (Agenda Item 12).

        This proxy statement contains information that is designed to assist you in voting your shares on each of the above proposals. Neither the Executive Board nor the Supervisory Board knows of any other matters to be presented to the shareholders for a vote at the annual meeting.

Shareholders Entitled to Notice and to Vote

        Only shareholders of record at the close of business on April 2, 2008, which we refer to as the record date, will be entitled to notice of the annual meeting. Pursuant to our Articles of Association and Netherlands law, any person who is a shareholder on the date of the annual meeting is entitled to attend and vote at the annual meeting. Accordingly, the record date serves only as a reference date in order to determine which shareholders are entitled to receive notice of the annual meeting.

        On April 1, 2008, there were 20,645,615 common shares, € 0.05 nominal value, issued and outstanding and 200 priority shares, € 0.05 nominal value, issued and outstanding. Our Articles of Association also authorize us to issue shares of cumulative preferred stock, € 0.05 nominal value, and cumulative financing preferred stock, € 0.05 nominal value. On the record date, there were no shares of cumulative preferred stock or cumulative financing preferred stock issued and outstanding.

        Please note that if you decide to transfer ownership of the shares you voted by proxy prior to the annual meeting, your votes may be invalid under Netherlands law and may not be counted.

        If your shares are held in the name of a brokerage firm, bank nominee or other institution, only the institution may sign a proxy card with respect to your shares. Accordingly, please contact the person responsible for your account and provide your proxy card with instructions on how your shares should be voted at the meeting.

Voting Requirements

        Each issued and outstanding common share represents the right to one vote at the annual meeting, regardless of whether the share is voted in person or by proxy card. Our Articles of Association do not impose a requirement that a quorum of shareholders be present or represented by proxy at the annual meeting in order for a vote to be taken on any of the proposals on the agenda for this year's annual meeting.

        Pursuant to our Articles of Association, proposals adopted by the shareholders at the annual meeting must be passed by an absolute majority of the votes validly cast, unless our Articles of Association or Netherlands law requires a vote greater than that of the majority of votes cast. We have described below any proposal that requires more than an absolute majority of the votes cast in order to be adopted by the shareholders. Only votes cast by the shares represented and entitled to vote at the annual meeting will determine the adoption or rejection of a proposal and, therefore, abstentions and broker non-votes will have no effect on the actual voting. However, abstentions and broker non-votes will be counted as present for establishing the 33 1/3% quorum requirement described above. A broker non-vote occurs when a broker votes on some matters on the proxy card but not on other matters because the broker does not have the authority to vote on those other matters.

        Six of the proposals to be voted on at the annual meeting, Proposal 6, 7 8, 14, 15 and 17, also will require the approval of the holder of our priority shares. All of our issued and outstanding priority shares are held by Stichting Prioriteit ARCADIS NV, a foundation. The board of Stichting Prioriteit has 20 members, 10 of whom are members of our Executive Board and Supervisory Board and the other 10 of whom are representatives elected by our employees. A 60% absolute majority of the members of the Stichting Prioriteit board is necessary in order for the Stichting Prioriteit board to approve any of the shareholder proposals in which a vote of the priority shares is required. We have described below any proposal that also will require the approval of the holder of the priority shares.

Proxies

        The shares represented by a proxy card will be voted in accordance with the instructions indicated on the proxy card if:

  •
  the enclosed proxy card is fully and properly executed;

  •
  the proxy card is returned to us on time;

  •
  the proxy is not revoked prior to or at the annual meeting;

  •
  the owner of the shares voting in accordance with the proxy has not transferred the shares prior to the annual meeting.

        If no instructions are indicated on the proxy card, your proxy will be voted "FOR" each of the proposals listed on the proxy card. All persons named as proxies on the enclosed proxy card are members of our Executive Board.

        Any shareholder voting on a proxy card has the right to vote "FOR," "AGAINST" or to "ABSTAIN" on a particular proposal by indicating as such on the proxy card. A shareholder who has returned a proxy card to us may revoke it at any time prior to the annual meeting by doing one of the following:

  •
  providing written notice of revocation to the Chairman of the Executive Board;

  •
  properly submitting a duly executed proxy card bearing a later date; or

  •
  voting in person at the annual meeting.

        If you wish to attend and vote at the annual meeting, you will be required to present proper identification, proof that you are a shareholder, and proof of the number of shares you own on the day of the annual meeting. All written notices of revocation of a proxy card should be sent to the following address: ARCADIS N.V., Nieuwe Stationsstraat 10, 6811 KS, Arnhem, the Netherlands, Attention: Harrie L.J. Noy, Chairman of the Executive Board.

PROPOSAL 1
(Agenda Item 4a)

ADOPTION OF OUR FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2007

        Our Articles of Association require that our books be closed annually, on each December 31, and that the Executive Board prepare our financial statements within five months of December 31. Our Articles of Association further require our independent certified public accountant to audit our annual financial statements and to prepare a report for the Executive Board and the Supervisory Board.

        The Supervisory Board reviewed and approved the annual financial statements for the year ended December 31, 2007 at a meeting of the Supervisory Board held on February 29, 2008. A copy of the 2007 year-end financial statements is included in our annual report accompanying this proxy statement. The Supervisory Board recommends that our shareholders adopt our annual financial statements as presented in our annual report.

        The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to adopt our 2007 financial statements.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 1

PROPOSAL 2
(Agenda Item 4b)

ADOPTION OF € 1.23 CASH DIVIDEND PAYMENT
PER COMMON SHARE

        Our Articles of Association provide that, subject to the approval of the Supervisory Board, our Executive Board shall determine, on an annual basis, the amount of our profits that we will set aside as reserves, and also, the amount of our profits to be distributed to our shareholders in the form of a dividend payment. Our Articles of Association require that the shareholders adopt this dividend payment at the annual meeting.

        Our Articles of Association provide that each year, to the extent possible, 5% of the nominal amount per priority share shall be distributed to the holders of the priority shares. Thereafter, no further distributions will be made on the priority shares. After the payment of dividends on the priority shares and the allocation of any remaining amount of our profit to the reserves, the Executive Board has proposed, and the Supervisory Board has approved, the payment of a dividend in the amount of € 1.23, in cash, per issued and outstanding common share. The Executive Board proposes to fix May 21, 2008 as the record date for payment of the dividend. Starting May 9, 2008, our shares of common stock will be quoted ex-dividend and payment of the dividend will begin on May 21, 2008.

        Each year we attempt to ensure that the dividend payment proposed by the Executive Board conforms to the applicable statutory requirements under Netherlands law, as well as the policy of ARCADIS to distribute a dividend to our shareholders in an amount equal to 30% to 40% of the net profit from operations, excluding amortization of goodwill, as calculated in accordance with Netherlands law and regulations. This year, the proposed dividend payment of € 1.23 per common share is € 0.23 more than the dividend payment of last year and equals approximately 40% of net income from operations, excluding amortization of good-will. Our dividend policy aims to provide our shareholders with an attractive return on their investment while, at the same time, providing us with the cash necessary to finance further growth of our business. The Supervisory Board has discussed our current dividend policy with the Executive Board and, based on these discussions, has decided not to change our current dividend policy at this time.

        The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to adopt the € 1.23 cash dividend payment per common share.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 2

PROPOSAL 3
(Agenda Item 5a)

APPROVAL OF THE ANNUAL DISCHARGE OF OUR EXECUTIVE BOARD

        Our Articles of Association provide that we must present to the shareholders at the annual meeting a separate proposal asking our shareholders to grant a discharge of the Executive Board from liability for their management duties and responsibilities during the preceding financial year, to the extent that such liability is related to the financial statements for such year and the report given by the Executive Board at the annual meeting. After the Executive Board members are discharged by the shareholders, a member of the Executive Board cannot be held liable in any action or proceeding brought by a shareholder that is based upon our financial statements for the year ended December 31, 2007, as presented to, and adopted by, the shareholders at this annual meeting. However, this discharge would not protect members of the Executive Board if our financial statements were subsequently restated. The discharge is to be approved without prejudice to certain statutory provisions of The Netherlands Civil Code.

        The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to grant a discharge of the Executive Board for their duties during the preceding financial year.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 3

PROPOSAL 4
(Agenda Item 5b)

APPROVAL OF THE ANNUAL DISCHARGE OF OUR SUPERVISORY BOARD

        Similarly to the discharge of our Executive Board, our Articles of Association provide that we must present to the shareholders at the annual meeting a separate proposal asking our shareholders to grant a discharge of the Supervisory Board from liability for their supervisory duties and responsibilities during the preceding financial year, to the extent such liability is related to the financial statements for such year and the report given by the Supervisory Board at the annual meeting. The discharge of the Supervisory Board members means that a member of the Supervisory Board cannot be held liable in any action or proceeding brought by a shareholder that is based upon our financial statements for the year ended December 31, 2007, as presented to, and adopted by, the shareholders at this annual meeting. As with the discharge of our Executive Board members, the discharge would not protect members of the Supervisory Board if our financial statements were subsequently restated. The discharge is to be approved without prejudice to certain statutory provisions of The Netherlands Civil Code.

        The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to grant a discharge of the Supervisory Board for their duties during the preceding financial year.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 4

PROPOSAL 5
(Agenda Item 6)

ASSIGNMENT OF KPMG ACCOUNTANTS N.V. TO SERVE AS OUR
INDEPENDENT AUDITOR FOR THE YEAR ENDING DECEMBER 31, 2008

        Our Articles of Association provide that our shareholders are entitled to assign a registered accountant to audit our annual financial statements prepared by the Executive Board. The Audit Committee of our Supervisory Board recommended to our Supervisory Board that the Supervisory Board propose that our shareholders assign KPMG Accountants N.V. in Amstelveen to audit our financial statements for the year ending December 31, 2008.

        The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to assign KPMG Accountants N.V. in Amstelveen to audit our financial statements for the fiscal year 2008.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 5

PROPOSALS 6, 7 and 8
(Agenda Items 7(a), 7(b) and 7(c))

AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

        The Executive Board, with the approval of the Supervisory Board and the Priority Foundation, proposes to amend the Articles of Association in order:

  •
  to cause a split of the Company's capital stock on a 1:3 ratio;

  •
  to adopt amendments to our Articles of Association in anticipation of certain proposals of law made by the European and Dutch legislators;

  •
  to have the Executive Board rather than the Supervisory Board approve and authorize future issuances of our capital stock, and limitations and exclusions with respect to pre-emptive rights; and

  •
  to make other immaterial modifications to our Articles of Association (Article 23.2 and 23.3), which will have no impact on shareholders other than to improve the readability of our Articles of Association.

        The amendments described above will be approved as 3 separate proposals indicated as Amendment I, Amendment II and Amendment III below. Below is a summary of the material changes the Executive Board proposes to make to our Articles of Association. The complete text of the proposed amendments (together with this agenda and the explanatory notes) is available for inspection at the offices of the Company, Nieuwe Stationsstraat 10 in Arnhem and at the ABN AMRO Service Desk, tel. 011-31-579-9455, and is also posted on our corporate website (www.arcadis-global.com).

Votes and Quorum

        Pursuant to Article 28 of our Articles of Association, an amendment of our Articles of Association requires the affirmative vote of 3/4 of the votes validly cast at the meeting. As such a quorum was not present at the Special Meeting of Shareholders on March 31, pursuant to Article 28.2 of our Articles, the proposed amendments to the Articles of Association can be adopted in this meeting by 3/4 of the votes validly cast, regardless of whether a quorum exists or not.

Amendment I (phase 1 and phase 2) (Proposal 6)—Split of our Capital Stock

        The Executive Board is proposing to amend our Articles of Association in order to split all our capital stock (including our cumulative preference shares, cumulative financing preference shares and priority shares) on a 1:3 basis. This means that for every share you own, you will own three shares of the same capital stock. The stock split will not impact your voting rights or beneficial ownership in the Company. The stock split is intended to enhance the marketability of our capital stock. The stock split will be accomplished in two stages, as described below.

        Phase I of amendment number one, will increase the nominal value of each share to EUR 0.06 from EUR 0.05. In order for all of our outstanding common shares and priority shares to be paid up as required by Netherlands law, there is need for an additional payment of EUR 0.01 on each share. hTherefore the additional payment on the ordinary shares will be charged to the share premium reserve of the Company pursuant to Article 27.11 of our Articles of Association and in accordance with section 2:105 of the Dutch Civil Code. The charge to our share premium reserve will not require you to make any payment. The additional payment on the priority shares will be realized through a cash payment, but will not require you to make any payment.

        After increasing the nominal value as described above our capital stock will immediately be split by means of a second amendment to our Articles of Association.

        After adoption of Proposal 6, the language below will replace the current language in Article 3.1 of our Articles of Association:

  3.1
  The authorized capital of the company amounts to six million and twelve euro (EUR 6,000,012). It is divided into:

  •
  One Hundred and twenty million (120,000,000) ordinary shares with a par value of two eurocent (EUR 0.02) each;

  •
  one hundred and fifty million (150,000,000) cumulative preference shares with a par value of two eurocent (EUR 0.02) each;

  •
  thirty million (30,000,000) cumulative financing preference shares with a par value of two eurocent (EUR 0.02) each, subdivided into six (6) series), numbered 1 to 6, each of five million (5, 000,000) shares; and

    •
    six hundred (600) priority shares with a par value of two eurocent (EUR 0.02) each).

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS APPROVE THE PROPOSED
AMENDMENTS OF THE ARTICLES OF ASSOCIATION DESCRIBED ABOVE IN
PROPOSAL 6 AND IN ACCORDANCE WITH THE DRAFT AS PREPARED BY THE NOTARY
PUBLIC OF DE BRAUW BLACKSTONE WESTBROEK DATED JANUARY 29, 2008

BY VOTING "FOR" PROPOSAL 6, THIS WILL ALSO GRANT A POWER OF ATTORNEY
TO EVERY MEMBER OF THE EXECUTIVE BOARD, THE COMPANY SECRETARY AND
ANY NOTARIAL EMPLOYEE OF DE BRAUW BLACKSTONE WESTBROEK TO EXECUTE
THE DEED OF AMENDMENT PURSUANT TO NETHERLANDS LAW.

Amendment II (Proposal 7)—Amendments due to coming legislation

        In addition to the amendments described above, the Executive Board has proposed some additional amendments that are driven by proposed legislation by European and Dutch legislators. Due to the uncertainty pertaining to date of implementation and the exact contents of this legislation, we propose to reference the statutes to be adopted in our Articles of Association as required by Netherlands law. This ensures that the proposed legislation is automatically reflected in our Articles of Association.

        After the proposed legislation is adopted, the proposed amendment would do the following:

  •
  Eliminate the requirement that share buy-backs be limited to a maximum of 10% of the issued share capital (Share buy-backs will be limited in accordance with applicable legislation);

  •
  Extend the maximum authorization period for share buy-back programs to last 5 years from the current limitation of 18 months;

  •
  Eliminate the prohibition for the Company and its subsidiaries to grant loans for the purpose of acquisition by third parties of shares in the capital of the company under section 2:98c of the Dutch Civil Code;

  •
  Extend the notification date for meeting of shareholders; and

  •
  Increase the percentage ownership of the Company a Shareholder must own to propose an item on the agenda of a meeting to 3% from 1% if and when legislation regarding will be implemented.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS APPROVE THE PROPOSED
AMENDMENTS OF THE ARTICLES OF ASSOCIATION DESCRIBED ABOVE IN
PROPOSAL 7 AND IN ACCORDANCE WITH THE DRAFT AS PREPARED BY THE NOTARY
PUBLIC OF DE BRAUW BLACKSTONE WESTBROEK DATED JANUARY 29, 2008

BY VOTING "FOR" PROPOSAL 7, THIS WILL ALSO GRANT A POWER OF ATTORNEY
TO EVERY MEMBER OF THE EXECUTIVE BOARD, THE COMPANY SECRETARY AND
ANY NOTARIAL EMPLOYEE OF DE BRAUW BLACKSTONE WESTBROEK TO EXECUTE
THE DEED OF AMENDMENT PURSUANT TO NETHERLANDS LAW.

Amendment III (Proposal 8)—Other Amendments

        The Executive Board has proposed to aauthorize the Executive Board (rather than the Supervisory Board) to determine whether, based upon an authorization made by the General Meeting of

Shareholders, to issue further shares of capital stock or rights to acquire capital stock and to authorize the Executive Board (rather than the Supervisory Board) to limit or exclude pre-emptive rights with respect to any common stock, which is in accordance with a recent report of the University Groningen on corporate governance.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD
UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS APPROVE THE PROPOSED
AMENDMENTS OF THE ARTICLES OF ASSOCIATION DESCRIBED ABOVE IN
PROPOSAL 8 AND IN ACCORDANCE WITH THE TWO DRAFTS PREPARED BY THE
NOTARY PUBLIC OF DE BRAUW BLACKSTONE WESTBROEK DATED JANUARY 29, 2008

BY VOTING "FOR" PROPOSAL 8, THIS WILL ALSO GRANT A POWER OF ATTORNEY
TO EVERY MEMBER OF THE EXECUTIVE BOARD, THE COMPANY SECRETARY AND
ANY NOTARIAL EMPLOYEE OF DE BRAUW BLACKSTONE WESTBROEK TO EXECUTE
THE DEED OF AMENDMENT PURSUANT TO NETHERLANDS LAW.

INFORMATION ABOUT OUR SUPERVISORY BOARD

        Our Articles of Association provide that the Supervisory Board must consist of at least three individuals. Our current Supervisory Board is composed of six individuals. The current members of our Supervisory Board include: Rijnhard W.F. Van Tets (Chairman), Carlos Espinosa de Los Monteros (Vice-Chairman), Thomas M. Cohn, Jan Peelen, George R. Nethercutt, Jr., and Gerrit Ybema.

        The Supervisory Board oversees the policies of the Executive Board and the general course of our business and related business enterprises. The members of the Supervisory Board are nominated by the Supervisory Board and then are appointed to serve on the board for a period of four years. A member of the Supervisory Board must resign at the expiration of the four-year term. However, a resigning member also may choose to be re-appointed to the board. A Supervisory Board member is only eligible for reappointment to two additional four-year terms.

        Pursuant to our Articles of Association, the members of the Supervisory Board are appointed by the shareholders at a general meeting from among the nominees selected by the Supervisory Board. The Supervisory Board must nominate a member to fill a vacancy on the Supervisory Board within six months following the occurrence of the vacancy. If the Supervisory Board has not nominated a member within this time period, then the shareholders may appoint a Supervisory Board member at a general meeting at their discretion.

        If the Supervisory Board makes a binding nomination, the shareholders at a general meeting may nevertheless void the binding nature of the nomination by a resolution adopted by at least two-thirds (66 2/3%) of the votes cast at the meeting, provided that the votes cast represent more than one-third (33 1/3%) of our issued share capital. A binding nomination means that the nomination was made within the six month prescribed time period and, for each appointment, a choice can be made from at least two persons. If the Supervisory Board makes a non-binding nomination, a simple majority of the votes represented at the meeting is required to approve the nomination. If a binding or non-binding nomination is not approved by the shareholders, the shareholders at a general meeting may appoint a candidate by a resolution adopted by at least two-thirds (66 2/3%) of the votes cast at the meeting, provided that the votes cast represent more than one-third (33 1/3%) of our issued share capital.

        In accordance with the schedule previously adopted by the Supervisory Board, two of its members, Mr. Peelen and Mr. Cohn are scheduled to retire from the Supervisory Board at the close of this 2008 Annual General Meeting of Shareholders. They are both eligible for re-appointment following the expiration of their current term at this Annual Meeting.

        Mr. Peelen has chosen to be eligible for re-appointment to our Supervisory Board, while Mr. Cohn determined not to be re-appointed to the Supervisory Board. At a meeting held on February 29, 2008, the Supervisory Board approved the non-binding nomination of Mr. Peelen to be re-appointed to our Supervisory Board, to serve for an additional four-year term. In accordance with the schedule adopted by the Supervisory Board Mr. Nethercutt Jr. is scheduled to retire from the Supervisory Board at the close of the next Annual General Meeting of Shareholders to be held in 2009. Mr. Nethercutt Jr. is eligible for re-appointment following the expiration of their current term.

PROPOSAL 9
(Agenda Item 8a)

RE-APPOINTMENT OF JAN PEELEN TO OUR SUPERVISORY BOARD

        The Supervisory Board has approved a non-binding nomination of Jan Peelen to be re-appointed to serve as a member of our Supervisory Board until our 2012 Annual General Meeting of Shareholders.

        Jan Peelen (1940), is of Dutch citizenship. Mr. Peelen has served as a member of our Supervisory Board since 2000. Mr. Peelen retired from employment with the Unilever group of companies in 2000. From 1987 until 2000, Mr. Peelen was a member of the Executive Committee of Unilever and also was a member of the Executive Board of Unilever NV and Unilever PLC. Mr. Peelen has served in several international management positions within Unilever or its subsidiaries since 1966, including as the director of Human Resources.

        Mr. Peelen also serves as a Supervisory Board or Advisory Board member of the following companies:

  •
  Albron BV;

  •
  Royal Friesland Foods NV;

  •
  Corporate Express NV;

  •
  VVAA Group BV (Chairman); and

  •
  National Regie-Orgaan Genomics.

        Mr. Peelen currently serves as a member of the Selection and Remuneration Committee of our Supervisory Board. Mr. Peelen also qualifies as an independent member of the Supervisory Board as defined by the Committee of Dutch Corporate Governance and under the Nasdaq independence rules adopted in the United States.

        The Supervisory Board believes that Mr. Peelen should be re-appointed to the Supervisory Board because of his extensive expertise and experience in the international corporate sector, his knowledge of human resource management and corporate strategy, as well as his valuable contributions as a member of the Supervisory Board and the Selection and Remuneration Committee.

        The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to re-appoint Mr. Peelen to our Supervisory Board.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 9

PROPOSAL 10
(Agenda Item 8b)

APPOINTMENT OF J.C.M. (MAARTEN) SCHÖNFELD TO THE SUPERVISORY BOARD

        Mr. Schönfeld (1949) is a citizen of the Netherlands. Since 2001 Mr. Schönfeld serves as CFO/Vice-Chairman of the Executive Board of Stork N.V. From 1977 until 2001 he served in several international management positions within Royal Dutch Shell Plc. In the period 1974-1976 he worked in Malawi, Africa for the financial administration of the United Nations Development Program.

        Mr. Schönfeld also serves as a member of the Board of Overseers with the Foundation Sanquin bloedvoorziening, with Technical University Delft and with the AFM (department Financial Reporting). He is also a Board member of the Vereninging Effecten Uitgevende Ondernemingen and a member of the Curatorium Post Graduate Controlling School at the Vrije Universiteit Amsterdam.

        The Supervisory Board believes that Mr. Schönfeld should be appointed to the Supervisory Board because of his broad experience in the management of multinational companies and his knowledge of the technical markets in which ARCADIS operates. If appointed to the Supervisory Board, he would qualify as an independent member of the Supervisory Board as defined by the Committee on Dutch Corporate Governance and under the Sarbanes-Oxley Act adopted in the United States. Mr. Schönfeld holds no shares of our capital stock.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to appoint Mr. Schönfeld to our Supervisory Board.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 10

PROPOSAL 11
(Agenda item 9)

REMUNERATION OF THE MEMBERS OF THE SUPERVISORY BOARD

        Article 15.11 of our Articles of Association requires our shareholders to set the fixed remuneration of the Members of the Supervisory Board at the General Meeting of Shareholders. The last amendment to our remuneration policy were made in 2001. Given the inflation since then, the growth of ARCADIS and the increased responsibility of the members of the Supervisory Board, the Executive Board has proposed to adjust the yearly fixed remuneration effective July 1, 2008 as follows:

  1.
  Members € 30,000 (currently: € 25.000)

  2.
  Chairman € 45,000 (currently: € 37.500)

        These amounts are in line with a recent publication of Price Waterhouse Coopers on corporate governance and a bench mark investigation into the average remuneration within companies of the Amsterdam Midkap Index (AMX).

        In 2004 the general meeting decided to pay each member of the Audit Committee and Selection and Remuneration Committee additional compensation equal to a fee of € 5,000 per year per committee on which they serve. It is proposed to increase the additional compensation of the Chairman of the Audit Committee to € 7,500 per year and thus leave the other additional compensations as they are such in accordance with the bench mark investigation by Towers Perrin.

        In addition to the amounts above, the Chairman is entitled to an annual fixed compensation for expenses amounting to € 3.000, while the other Members are entitled to an amount of € 2.000. Due to the time involved in attending a meeting, it is proposed to grant non Dutch Members of the Supervisory Board an attendance fee for each Supervisory Board meeting attended in the amounts of: € 2.000 for the Spanish Member and USD 4.000 for the US Member.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the compensation of our Supervisory Board members for their service on committees of the Supervisory Board.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 11

PROPOSAL 12
(Agenda item 10a)

ADJUSTED REMUNERATION POLICY FOR MEMBERS OF THE EXECUTIVE BOARD

        The Supervisory Board last reviewed the remuneration policy and proposed this to the General Meeting in 2005. This took place in response to the introduction of the Dutch Corporate Governance Code. On the instructions of the Supervisory Board, the ARCADIS Selection and Remuneration Committee has recently re-evaluated the remuneration policy, the principle being that this policy need not, by definition, be radically overhauled, but should be brought into line with what is customary in the market. An external advisor performed a benchmark analysis in this regard, considering remuneration at comparable Dutch and other European companies. This new labour market reference group consists of the following companies: USG People (NL), Heijmans (NL), Draka (NL), Fugro (NL), Boskalis (NL), Grontmij (NL), Ordina (NL), Atkins (UK), Pöyry (Fin), WSP (UK), RPS (UK), Sweco (S) en White Young Green (UK).

Remuneration structure

        The remuneration package for the members of the Executive Board consists of the following elements:

  •
  Fixed annual salary;

  •
  Short-term variable remuneration;

  •
  Long-term variable remuneration (options and shares); and

  •
  Pension scheme.

        The ARCADIS Selection and Remuneration Committee evaluated the median level of the various remuneration elements of the labour market reference group. Based on the outcome of such evaluation the Supervisory Board proposes to alter the fixed annual salary and the long-term variable remuneration. The other elements will remain unchanged. Please refer to the 2007 Annual Report for information about those elements.

Fixed annual salary

        The present remuneration of the members of the Executive Board is below the median level of the labour market reference group. The Supervisory Board proposes to bring the fixed annual salary in line with the median level for the labour market reference group. We are proposing to accomplish this by increasing the fixed annual salary in two increments of approximately 10% each in the next two years (as of July 1, 2008 and July 1, 2009).

Long-term variable remuneration

        In the interests of long-term value creation, it is important that the members of the Executive Board qualify for long-term variable remuneration in the form of performance-related (rights to acquire) shares. These (rights to acquire) shares are conditionally granted. The definitive number of shares that becomes bested after 3 years depends on achieving the pre-set goals set by our Supervisory Board which includes:, Total Shareholder Return (TSR), accounted for a period of 3 years. The following modifications to our current policy are proposed as follows:

  •
  Change of the peer group

        Each year, a three year cycle starts, whereby the achievements of ARCADIS are measured at the end of the period against a peer group of companies. It is proposed to change the peer group that is used for the Total Shareholder Return (TSR) position of ARCADIS at the end of the three-year period (starting with the three-year period that starts in 2008). The new peer group will consist of the following 11 companies, including ARCADIS: Grontmij (NL), Pöyry (FIN), Sweco (S), Atkins (UK), WSP (UK), Tetra Tech (US), White Young Green (UK), AECOM (US), Jacobs Engineering (US), and URS (US). The position of ARCADIS within the peer group eventually determines whether the (conditional) options and shares granted earlier become unconditional according to the following table:

Position against the peer group	Number of conditional options and shares that become unconditional
First	150%
Fourth	100%
Seventh	50%
Below seventh	0%
Between first and seventh	determined by interpolation
  •
  Changing of the number of conditional options and shares

        The current scheme provides for a maximum of 25,000 option rights and 10,000 shares per year for the Chairman and 15,000 option rights and 7,000 shares for the other members of the Executive Board. These numbers applied for a three-year period, expiring this year and therefore need to be determined again for the period 2008-2010. The proposed long-term incentives should have an expected value of 50% of base salary of the Chairman and 40% of base salary of the other members of the Board. This calculation should be calculated on the basis of the value of ARCADIS' common shares in the first quarter of each year.

Please refer to Proposal 13.

  •
  Other Amendments

        Under the current scheme the TSR is being measured at the end of the 3 year period, compared with the start of that 3 year period. We are proposing to measure the average TSR during the three-year period, as this gives a more stable picture, independent from incidents like public offers or take-over rumors, which could have a substantial influence of the (relative) TSR performance criterion.

        In the event of a take over of ARCADIS, the treatment of the shares and options granted to the Executive Board will be determined by the Supervisory Board, based upon the advice of the ARCADIS Selection and Remuneration Committee who will determine the price of the ARCADIS share. In determining the price of the ARCADIS share, the price level of ARCADIS' shares in the period preceding the publication of such a public offer and other relevant information will be taken into account. This means that vested options can be exercised against the share price as defined by the Supervisory Board; and conditional options and shares are accelerated vested in accordance with the current policy as defined in the ARCADIS 2005 Long Term Incentive Plan, which means that they will vest proportionally, but the number of options and shares will be prorated, based upon the number of months that elapsed since the grant date divided by 36 months. The number of shares is corrected for the value increase with respect to the price level as determined by the Supervisory Board.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the compensation of our Executive Board Members.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 12

PROPOSAL 13
(Agenda item 10b)

REMUNERATION SCHEME FOR MEMBERS OF THE EXECUTIVE BOARD IN THE FORM
OF SHARES OR RIGHTS TO SHARES

Long-term variable remuneration

        It is proposed to set the number of conditional shares and options to be granted annually to the Executive Board at 6,000 shares and 12,000 options for the Chairman and 3,600 shares and 7,200 options for the other members of the board (numbers before the intended share split). These numbers will be eligible for three years (2008, 2009 and 2010) and could rise to 150% in the event of achieving the first position within the peer group.

        The affirmative vote of the holders of a majority of the common shares present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the compensation of our Executive Board Members.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 13

PROPOSAL 14
(Agenda item 11a)

AUTHORIZE THE EXECUTIVE BOARD TO ISSUE SHARES AND RIGHTS TO SHARES OF ARCADIS' COMMON STOCK AND CUMULATIVE FINANCING PREFERRED STOCK FOR A PERIOD OF 18 MONTHS, IF THE AMENDMENTS TO OUR ARTICLES OF ASSOCIATION (PROPOSAL 8) ARE APPROVED AND EXECUTED, AND TO AUTHORIZE THE SUPERVISORY BOARD UNTIL SUCH APPROVAL AND EXECUTION ARE COMPLETE

        Our current Articles of Association provide that the shareholders have the exclusive authority to issue our common stock and cumulative financing preferred stock, unless the shareholders authorize the Supervisory Board to issue such shares. The shareholders may delegate their authority to issue shares to the Board for a maximum period of up to five years and this delegation may be renewed for additional terms not to exceed five years per term. The holders of the priority shares and the holders of any other class of stock whose rights may be prejudiced by the issuance of the shares must approve the proposal to authorize the Board to issue shares. At the annual general meeting of shareholders held on May 16, 2007, the shareholders renewed the Supervisory Board's authority to issue our common stock and cumulative financing preferred stock for a period of 18 months commencing July 1, 2007.

        Pursuant to our Articles of Association, the Executive Board and the Supervisory Board propose that the shareholders authorize the Executive Board, if the amendments to our Articles of Association (Proposal 8) are approved and executed, and subject to the prior approval of Stichting Prioriteit ARCADIS NV, for a period of an additional 18 months commencing on July 1, 2008, to issue shares, and rights to shares, of our common stock and cumulative financing preferred stock, up to an amount equal to 10% of the number of common stock and/or cumulative financing preferred stock issued and outstanding as of the date of the resolution adopted by the Board to issue the shares; provided, however, that the amount of shares to be issued may be increased by an additional 10% when the issuance of shares relates to the consideration to be given in a merger or acquisition. Furthermore it is proposed to authorize the Supervisory Board until the approval and execution of intended Amendments to our Articles of Association, if at all.

        The purpose of this proposal is to ensure that we are ready to act quickly in order to take advantage of appropriate opportunities to grow through mergers and acquisitions. In order to finance strategic transactions, it may be necessary for us to issue common stock or shares of cumulative financing preferred stock as consideration to any potential acquisition target. If we had to give notice of, and hold, a meeting of our shareholders in order to approve the issuance of stock, we might not be able to complete any merger or acquisition on a timely basis or we might lose strategic opportunities to other parties who could complete a potential transaction faster than us. We believe that giving the Board the authority to issue shares of our capital stock for a period of 18 months will provide the board with the time necessary to identify and complete appropriate acquisition opportunities and will give the board the flexibility necessary to determine the financing conditions of any potential transactions. Additionally, we may also need to issue our common stock in order to meet current obligations under our stock option plans.

        The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization of our Board to issue shares, and rights to shares, of our common stock and cumulative financing preferred stock. In addition, the holder of our priority shares must approve this authorization of the Board to issue shares, and rights to shares, of our common stock and cumulative financing preferred stock.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 14

PROPOSAL 15
(Agenda Item 11b)

AUTHORIZE THE EXECUTIVE BOARD TO ISSUE SHARES AND RIGHTS TO SHARES, OF OUR CUMULATIVE PREFERRED STOCK FOR A PERIOD OF 18 MONTHS, IF THE AMENDMENTS TO OUR ARTICLES OF ASSOCIATION (PROPOSAL 8) ARE APPROVED AND EXECUTED, AND TO AUTHORIZE THE SUPERVISORY BOARD UNTIL SUCH APPROVAL AND EXECUTION

        Our current Articles of Association provide that the shareholders have the exclusive authority to issue our cumulative preferred stock, unless the shareholders authorize the Supervisory Board to issue such shares. The shareholders may delegate their authority to issue shares to the Board for a maximum period of up to five years and this delegation may be renewed for additional terms not to exceed five years per term. The holders of the priority shares and the holders of any other class of stock whose rights may be prejudiced by the issuance of the shares must approve the proposal to authorize the Board to issue shares. At the annual general meeting of shareholders held on May 16, 2007, the shareholders renewed the Supervisory Board's authority to issue our cumulative preferred stock for a period of 18 months commencing July 1, 2007.

        Pursuant to our Articles of Association, the Executive Board and the Supervisory Board propose that the shareholders authorize the Executive Board, if the amendments to our Articles of Association (Proposal 8) are approved and executed, and subject to the prior approval of Stichting Prioriteit ARCADIS NV, for a period of an additional 18 months commencing on July 1, 2008, to issue shares, and rights to shares, of our cumulative preferred stock, up to a maximum amount equal to 100% of our total capital stock issued and outstanding as of the date of the resolution adopted by the Board to issue the shares of cumulative preferred stock. These shares of cumulative preferred stock would only be issued to Stichting Preferente Aandelen ARCADIS NV, which we refer to as the ARCADIS Preferred Stock Foundation, under the limited circumstance that ARCADIS is threatened by a hostile takeover. The issuance of the cumulative preferred stock acts as a "poison pill" to deter any hostile takeover attempt of ARCADIS and, as a result, it is necessary for the Board to act quickly in issuing these shares as soon as the interests of ARCADIS have been threatened by a potential acquirer. Furthermore it is proposed to authorize the Supervisory Board until the execution of intended Amendments to our Articles of Association.

        The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization of our Board to issue shares, and rights to shares, of our cumulative preferred stock. In addition, the holder of our priority shares must approve this authorization of our Board to issue shares, and rights to shares, of our cumulative preferred stock.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 15

PROPOSAL 16
(Agenda Item 11c)

AUTHORIZATION OF THE EXECUTIVE BOARD TO LIMIT OR EXCLUDE
PRE-EMPTIVE RIGHTS FOR A PERIOD OF 18 MONTHS, IF THE AMENDMENTS
TO OUR ARTICLES OF ASSOCIATION (PROPOSAL 8) ARE APPROVED AND EXECUTED,
AND TO AUTHORIZE THE SUPERVISORY BOARD UNTIL SUCH APPROVAL AND
EXECUTION ARE COMPLETE

        Our Articles of Association provide that holders of common stock and cumulative financing preferred stock are entitled to a pro rata pre-emptive right of subscription for any issuance of common stock or cumulative financing preferred stock for cash, unless such right is limited or excluded by the Supervisory Board. Shareholders have no pre-emptive rights with respect to any common stock or cumulative financing preferred stock issued for consideration other than cash or issued to any of our employees. The holders of shares of cumulative preferred stock or priority shares do not have pre-emptive rights.

        If authorized by the shareholders, the Supervisory Board (and the Executive Board in the event of execution of the intended amendments to our Articles of Association) has the power to limit or exclude pre-emptive rights related to a particular issuance of common stock or cumulative financing preferred stock. This authorization may be effective for up to five years and may be renewed for additional terms of five years. At the annual general meeting of shareholders held on May 16, 2007, the shareholders authorized the Supervisory Board to limit or exclude pre-emptive rights related to shares issued pursuant to the authority granted to the Supervisory Board at the May 16, 2007 meeting for a period of 18 months commencing on July 1, 2007.

        The Executive Board and the Supervisory Board propose that the shareholders authorize the Executive Board to limit or exclude pre-emptive rights related to shares issued, under the condition precedent of the execution of the intended amendments to our Articles of Association, and to authorize the Supervisory Board until such execution.

        We believe that the holders of our common stock should be able to participate, as much as possible, in any new issuance of our common stock. This participation may be accomplished through an exercise of pre-emptive rights during the statutory 14-day period under Netherlands law or, to the extent statutory pre-emptive rights have been excluded, by granting the existing shareholders a preference, under our Articles of Association, in the allocation of the issuance of any new shares. Shareholders do not have statutory pre-emptive rights, or rights under our Articles of Association, in the event that the issuance of new shares pertains to an acquisition to be financed by us with newly issued shares of our capital stock. To the extent we desire to pay the selling party in an acquisition with our common stock, we will limit our issuance of new stock to an amount equal to 20% of our capital stock issued and outstanding at the time of the issuance of the new shares.

        However, shareholders would have statutory pre-emptive rights, and rights under our Articles of Association, if we were to use the cash proceeds of a new issuance of shares to pay the selling party in an acquisition the consideration in cash. Therefore, in order for us to take advantage of appropriate opportunities to acquire new businesses by using either shares of our capital stock or cash raised through issuances of our capital stock, we believe that it is necessary to exclude statutory pre-emptive rights and the rights under our Articles of Association upon any issuance of new shares when the cash proceeds of such issuance are to be used to finance an acquisition. We will limit the issuance of our stock to an amount equal to 20% of our capital stock issued and outstanding at the time of the issuance of the new shares. In addition, we will comply with Netherlands law and the rules of the various stock exchanges on which our shares are traded when we determine the price at which any new shares will be issued, when pre-emptive rights for those shares have been limited or excluded.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 16

PROPOSAL 17
(Agenda Item 12)

APPROVAL OF AUTHORIZATION OF OUR EXECUTIVE BOARD TO
REPURCHASE SHARES OF OUR CAPITAL STOCK

        Our Articles of Association provide that our Executive Board may acquire fully paid-up shares of our capital stock if:

  •
  the amount of our shareholders' equity reduced by the amount paid for the repurchased shares is not less than the paid-up and issued portion of our share capital increased by the reserves maintained pursuant to Netherlands law, and

  •
  the aggregate par value of the shares to be acquired and of the shares already held by us or any of our subsidiaries does not exceed one-tenth (1/10th) of the issued capital.

        The repurchase of our shares by the Executive Board requires approval by the Supervisory Board and the holder of the priority shares. In addition, the shareholders must also authorize the Executive Board to repurchase shares. This authorization will be valid for a term not to exceed 18 months. Our Articles of Association further provide that the authorization to repurchase shares must specify the number of shares that may be repurchased, the manner in which they shall be acquired and the price ranges at which they may be repurchased. No authorization is required if we repurchase our shares in order to transfer the shares to our employees, such as under our employee stock option plans.

        Pursuant to our Articles of Association, the Executive Board and the Supervisory Board propose that the shareholders authorize the Executive Board, for a period of 18 months commencing on July 1, 2008, to repurchase, in the discretion of the Executive Board, any and all of our paid-up shares of capital stock and any shares of cumulative financing preferred stock, up to the maximum amount authorized under applicable law and our Articles of Association.

        We may purchase any and all paid-up shares of our capital stock on the public markets, or by other means such as a purchase directly from a holder of our shares, at a price per share between (1) the share's nominal value and (2) an amount equal to 10% above the average market price of such shares on Euronext Amsterdam N.V. The market price shall be determined based on the average of the highest trading price per share of our capital stock, as published by the Official Prijscourant of Euronext Amsterdam N.V., for each of the 5 trading days immediately preceding the day of repurchase by us.

        Shares of our cumulative financing preferred stock may be purchased at a price per share between (1) the share's nominal value and (2) the amount paid-up as nominal value and premium (agio), increased by the amount of profit which would have been distributed to the holders of shares of cumulative financing preferred stock upon redemption of such shares, in accordance with our Articles of Association.

        The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the authorization of our Executive Board to repurchase shares of our capital stock. In addition, the holder of our priority shares must approve this authorization of our Executive Board to repurchase shares of our capital stock.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL 17

OTHER MATTERS

        The Executive Board and the Supervisory Board do not know of any other matter to be brought before the shareholders. If any other matters are properly brought before the shareholders at the annual meeting, the persons appointed as proxies will vote the shares represented thereby in accordance with their judgment.

List of Shareholders of Record

        A list of shareholders of record entitled to receive notice of the annual meeting will be available at the offices of ARCADIS, Nieuwe Stationsstraat 10, 6811 KS, Arnhem, the Netherlands, for inspection by our shareholders during regular business hours from April 2, 2008 to the date of the annual meeting. A list of shareholders of record at the close of business on May 6, 2008, the day immediately preceding the annual meeting, will also be available during the annual meeting for inspection by shareholders who are present.

AVAILABILITY OF ANNUAL REPORT

        ACCOMPANYING THIS PROXY STATEMENT IS A COPY OF OUR ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2007. SHAREHOLDERS WHO WISH TO RECEIVE ADDITIONAL COPIES OF THE ANNUAL REPORT SHOULD DIRECT THEIR REQUESTS TO: ARCADIS N.V., NIEUWE STATIONSSTRAAT 10, 6811 KS, ARNHEM, THE NETHERLANDS, ATTENTION: ANJA VAN BERGEN-VAN KRUIJSBERGEN; OR ARCADIS N.V. C/O ARCADIS G & M, INC., 88 DURYEA ROAD, MELVILLE, NEW YORK 11747, ATTENTION: JOOST SLOOTEN. OUR ANNUAL REPORT IS ALSO AVAILABLE ON THE COMPANY'S WEB SITE AT WWW.ARCADIS-GLOBAL.COM.

Harrie L.J. Noy Chairman of the Executive Board

Arnhem, The Netherlands
April 9, 2008

QuickLinks

  Exhibit 99.1
ARCADIS N.V. AGENDA OF ANNUAL GENERAL MEETING OF SHAREHOLDERS May 7, 2008
ARCADIS N.V. NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
INTRODUCTION
PROPOSAL 1 (Agenda Item 4a) ADOPTION OF OUR FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
PROPOSAL 2 (Agenda Item 4b)  ADOPTION OF 1.23 CASH DIVIDEND PAYMENT PER COMMON SHARE
PROPOSAL 3 (Agenda Item 5a) APPROVAL OF THE ANNUAL DISCHARGE OF OUR EXECUTIVE BOARD
PROPOSAL 4 (Agenda Item 5b) APPROVAL OF THE ANNUAL DISCHARGE OF OUR SUPERVISORY BOARD
PROPOSAL 5 (Agenda Item 6) ASSIGNMENT OF KPMG ACCOUNTANTS N.V. TO SERVE AS OUR INDEPENDENT AUDITOR FOR THE YEAR ENDING DECEMBER 31, 2008
PROPOSALS 6, 7 and 8 (Agenda Items 7(a), 7(b) and 7(c)) AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION
INFORMATION ABOUT OUR SUPERVISORY BOARD
PROPOSAL 9 ( Agenda Item 8a ) RE-APPOINTMENT OF JAN PEELEN TO OUR SUPERVISORY BOARD
PROPOSAL 10 (Agenda Item 8b) APPOINTMENT OF J.C.M. (MAARTEN) SCHÖNFELD TO THE SUPERVISORY BOARD
PROPOSAL 11 (Agenda item 9) REMUNERATION OF THE MEMBERS OF THE SUPERVISORY BOARD
PROPOSAL 12 (Agenda item 10a) ADJUSTED REMUNERATION POLICY FOR MEMBERS OF THE EXECUTIVE BOARD
PROPOSAL 13 (Agenda item 10b) REMUNERATION SCHEME FOR MEMBERS OF THE EXECUTIVE BOARD IN THE FORM OF SHARES OR RIGHTS TO SHARES
PROPOSAL 14 (Agenda item 11a) AUTHORIZE THE EXECUTIVE BOARD TO ISSUE SHARES AND RIGHTS TO SHARES OF ARCADIS' COMMON STOCK AND CUMULATIVE FINANCING PREFERRED STOCK FOR A PERIOD OF 18 MONTHS, IF THE AMENDMENTS TO OUR ARTICLES OF ASSOCIATION (PROPOSAL 8) ARE APPROVED AND EXECUTED, AND TO AUTHORIZE THE SUPERVISORY BOARD UNTIL SUCH APPROVAL AND EXECUTION ARE COMPLETE
PROPOSAL 15 (Agenda Item 11b) AUTHORIZE THE EXECUTIVE BOARD TO ISSUE SHARES AND RIGHTS TO SHARES, OF OUR CUMULATIVE PREFERRED STOCK FOR A PERIOD OF 18 MONTHS, IF THE AMENDMENTS TO OUR ARTICLES OF ASSOCIATION (PROPOSAL 8) ARE APPROVED AND EXECUTED, AND TO AUTHORIZE THE SUPERVISORY BOARD UNTIL SUCH APPROVAL AND EXECUTION
PROPOSAL 16 (Agenda Item 11c) AUTHORIZATION OF THE EXECUTIVE BOARD TO LIMIT OR EXCLUDE PRE-EMPTIVE RIGHTS FOR A PERIOD OF 18 MONTHS, IF THE AMENDMENTS TO OUR ARTICLES OF ASSOCIATION (PROPOSAL 8) ARE APPROVED AND EXECUTED, AND TO AUTHORIZE THE SUPERVISORY BOARD UNTIL SUCH APPROVAL AND EXECUTION ARE COMPLETE
PROPOSAL 17 (Agenda Item 12) APPROVAL OF AUTHORIZATION OF OUR EXECUTIVE BOARD TO REPURCHASE SHARES OF OUR CAPITAL STOCK
OTHER MATTERS
AVAILABILITY OF ANNUAL REPORT